
March 9, 2023

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 1, 2023**
> **File No. 333-269469**

Dear Kelvin Ang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed March 1, 2023

Our Articles of Association, page 27

1. We note your response to prior comment 1. Please revise the second sentence of this risk factor and your articles of incorporation to state clearly whether the provision applies to claims arising under the Securities Act and the Exchange Act. If you do not revise your articles, please tell us how you will make investors aware of the provision's limited applicability. For example, will you include the disclosure in future filings?

General

2. Please relocate Part II of your registration statement to the end of your document as requested in prior comment 3. In this regard, we note that Part II appears after page 122 instead of after page Alt - 3.

    You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing

cc: David L. Ficksman, Esq.